As filed with the Securities and Exchange Commission on August 26, 1997
                                                Registration No. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 -----------

                                  FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER
                         THE SECURITIES ACT OF 1933

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                           SEROLOGICALS CORPORATION
            (Exact name of registrant as specified in its charter)

                  Delaware                        58-2142225
        (State or other jurisdiction           (I.R.S. employer
       of incorporation or organization)      identification no.)

                       780 Park North Blvd., Suite 110
                           Clarkston, Georgia 30021
                                (404) 296-5595
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 -----------

                           HAROLD J. TENOSO, Ph.D.
                    President and Chief Executive Officer
                           Serologicals Corporation
                       780 Park North Blvd., Suite 110
                           Clarkston, Georgia 30021
                                (404) 296-5595

   (Name, address, including zip code, and telephone number, including area code, of agent for service)
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                                 Copies to:
                             DAVID S. ROSENTHAL
                  Shereff, Friedman, Hoffman & Goodman, LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 758-9500
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         Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration Statement.
                                  -----------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ x ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE
=============================================================================
                                   Proposed      Proposed
  Title of Each         Amount     Maximum       Maximum
Class of Securities     to be      Offering      Aggregate     Amount of
  to be Registered    Registered   Price per     Offering     Registration
                         (1)       share (2)     Price (2)        Fee
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   Common Stock,       950,000      $20.06     $19,057,000    $5,774.85
  $.01 par value
     per share
=============================================================================

(1) As such number may be amended due to adjustments arising out of any recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares or similar corporate event.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low prices of the Common Stock as reported on the Nasdaq Stock Market on August 20, 1997.
                              --------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.



                SUBJECT TO COMPLETION, DATED AUGUST 26, 1997

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                                 PROSPECTUS

                               950,000 Shares
                                    [logo]
                                Common Stock
                               ---------------

     The 950,000 shares (the "Shares") of common stock, $.01 par value (the "Common Stock"), of Serologicals Corporation (the "Company") may be offered for sale from time to time by and for the account of certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders". The Selling Stockholders acquired the Shares pursuant to a common stock purchase agreement (the "Purchase Agreement") in a private placement transaction made in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by
Section 4(2) thereof. The Company will not receive any proceeds from the sale of the Shares being sold by the Selling Stockholders, but has agreed to bear certain expenses of registration of the Shares. See "Plan of Distribution".

     The Common Stock trades on the Nasdaq Stock Market under the symbol "SERO." On August 25, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $20.00 per share.

     The Selling Stockholders from time to time may offer and sell the Shares directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution".

     See "Risk Factors" on page 5 for a discussion of certain factors that should be considered by prospective purchasers of the Shares offered hereby.

                              -------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this Prospectus is ____________, 1997



                           AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files, reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549 at prescribed rates. The Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The address of such site is http://www.sec.gov.

     The Common Stock trades on The Nasdaq Stock Market. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of The Nasdaq National Market, 1735 K Street, Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to such Registration Statement and exhibits. A copy of the Registration Statement on file with the Commission may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission, or through the Commission's Web Site.

This Prospectus and the documents incorporated herein by reference contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which generally can be identified by the use of forward looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negative thereof or other variations thereon or similar terminology, and/or which include without limitation, statements regarding the following:

- the Company's internal and external growth strategies, including the ability of the Company to obtain additional licenses and capabilities for the hyperimmunization of donors and the collection of specialty antibodies using its monoclonal production capabilities to develop therapeutic monoclonal antibodies; and the Company's ability to create economies of scale through its ability to complete acquisitions;

- certain trends in the industry, including increased demand for and limited supply of antibodies in general; increased regulatory scrutiny by the Food and Drug Administration, its effect on donors and the Company's ability to respond; changing customer specifications and evolving industry and customer standards; increased customer demands for higher quality and value-added services; customers' use of fewer suppliers; and increasing barriers to entry;

- increased demand for anti-D, and the Company's advantage regarding its on-going ability to continue to produce adequate quantities of its proprietary anti-D vaccines

- certain potential product and service development efforts the Company may pursue or which are currently underway

- the increased level of capital expenditures during the remainder of 1997 and the sufficiency of capital and liquidity to fund planned growth;

- the renewal of certain agreements, including the automatic renewal of certain long-term customer contracts; and

-   the adequacy of the Company's monoclonal production facilities.

    These forward-looking statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially, including but not limited to the factors described in "Risk Factors" contained elsewhere in this Prospectus or incorporated herein, and :

- the Company's ability to generate sufficient cash flows to support its internal and external growth strategies;

- the Company's ability to identify and recruit suitable acquisition candidates in the future and to integrate and manage them;

- changes in laws and regulations that could affect the Company's ability to obtain additional and maintain existing regulatory licenses and approvals;

- the effect of competition and regulatory scrutiny and changes in the Company's ability to maintain and expand its donor and customer bases;

- potential future technologies that could lessen or eliminate the need for antibody products;

- changes in industry trends, customer specifications, market demand and potential foreign restrictions of the importation of the Company's products that could impact internal and external growth, earnings and market share;

- the Company's dependence on a few major customers and its ability to maintain favorable supplier agreements and relationships; and

- the Company's substantial reliance on two products: antibodies for anti-D and IVIG.

                                 THE COMPANY

     The Company is a leading worldwide provider of specialty human antibody-based products and services to major healthcare companies. The Company's services, including donor recruitment, donor management and clinical testing services, enable the Company to provide value-added specialty products that are used as the active ingredients in therapeutic products for the treatment and management of such medical indications as Rh incompatibility in newborns, rabies and hepatitis and in diagnostic products such as blood typing reagents and diagnostic test kits. In addition, the Company collects antibodies for the manufacture of intravenous immune globulin (IVIG), a product containing a broad spectrum of antibodies for use in the treatment of a wide variety of medical indications. As of June 30, 1997, the Company conducted its operations through a national network of 58 donor centers and through laboratories located in the United States and the United Kingdom. The majority of the Company's specialty donor centers are strategically located on or near medical campuses, enhancing the Company's ability to source specialty antibodies from medical community referrals.

     The Company competes primarily in the plasma-based products and services industry, which encompasses a number of markets, with products ranging from source plasma (the clear liquid portion of the blood characterized by non-specific concentrations of antibodies) to specialty antibodies found in source plasma and other specialty biologic components. Antibodies, also known as immune globulins, are soluble components contained in plasma which are produced by the immune system to fight specific diseases. The specialty antibody segment of the industry is characterized by a growing demand for therapeutic antibodies as an alternative to other more expensive and, for many applications, less effective treatments, as well as constraints on the supply of antibodies due to more rigorous donor screening procedures required by regulatory authorities and manufacturers of antibody products. Specialty antibody products range from those used to treat tetanus and cytomegalovirus ("CMV"), which the Company believes generally sell for approximately $90 to $110 per liter, to high end products such as anti-D (an antibody used to treat Rh incompatibility in newborns), anti-hepatitis and blood typing reagents, which the Company believes generally sell for approximately $350 to $700 per liter. By comparison, the average industry gross price of source plasma is approximately $80 to $85 per liter. The Company's pricing for its specialty antibodies averaged approximately $447 per liter in 1996, an increase of approximately 8% over the previous year.

     The Company's strategy is to enhance its leadership position in the specialty antibody segment of the industry and to take advantage of emerging opportunities relating to the provision of other specialty biologic products and services. The key elements of this strategy include (i) expanding its core business by increasing its donor base and broadening the range of antibodies it sources and the specialty services it provides; (ii) pursuing selective acquisitions to capitalize on consolidation opportunities in its industry; (iii) expanding customer relationships by providing additional services, allowing the Company to become more deeply involved in its customers' product development, regulatory compliance and quality assurance programs; (iv) increasing the quality of antibodies and production efficiencies; and (v) utilizing its existing donor center network and expertise in biologic product development, manufacturing techniques and regulatory compliance to exploit emerging opportunities in healthcare services.

     The Company has captured what it believes are major shares in its key specialty markets, based on what it believes is the most recent information available on worldwide markets. The Company has established long standing customer relationships with major healthcare companies such as Bayer Corporation, Centeon, Ortho Diagnostics Systems (Johnson & Johnson) and Abbott Laboratories. The Company's net sales increased at a compounded annual growth rate of 38%, from $17.9 million in 1992 to $65.6 million in 1996. During the same period, the Company's net income has increased from $528,000 in 1992 to $8.2 million in 1996. The Company has increased the number of donor centers it operates from eight at the end of 1992 to 58 as of June 30, 1997, primarily through acquisitions.

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     Unless the context otherwise requires, references in this Prospectus to the "Company" subsequent to the Company's reorganization in November 1994 refer to Serologicals Corporation and its subsidiaries. References to the "Company" prior to the Company's reorganization in November 1994 refer to Serologicals, Inc., a Georgia corporation, and its subsidiaries. The Company's principal executive offices are located at 780 Park North Boulevard, Suite 110, Clarkston, Georgia 30021 and its telephone number is
(404) 296-5595.

                                RISK FACTORS

     In addition to the other information included or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

Dependence on and Relationship with Customers

     The industry in which the Company competes is characterized by sales to a relatively few major healthcare companies. The Company's top ten customers accounted for approximately 75%, 82% and 87% of the Company's net sales in 1994, 1995 and 1996, respectively. One of the Company's customers, Bayer Corporation ("Bayer") accounted for approximately 35%, 50% and 56% of the Company's net sales in 1994, 1995 and 1996, respectively. Bayer purchases the majority of the Company's IVIG antibodies and a significant portion of its anti-D. Another customer, Centeon, accounted for approximately 15% of the Company's net sales in 1996. To date, most of the Company's antibody sales have been made to major healthcare companies that have been customers for many years; however, the majority of the specialty antibody sales have been made pursuant to annual purchase orders. Moreover, the Company believes there
is a trend for these customers to use fewer suppliers.   Loss of any major
customer or a material reduction in a major customer's purchases could have a material adverse effect upon the Company.

     The Company is in the third year of two five-year supply contracts with Bayer for the sale of antibodies for IVIG. The contracts provide for successive one-year renewals, unless notice is given by either party, and commitments from Bayer to purchase specified amounts on an escalating basis over the five-year term. The revenues provided under the contracts represented approximately 35% of the Company's net sales in 1996. In connection with the acquisition of Nations Biologics, Inc. and its affiliates (the "Nations Group"), the Company acquired several supply contracts with Alpha Therapeutic Corporation for the sale of IVIG antibodies collected at 12 of the 16 donor centers operated by the Nations Group and an additional contract with Bayer for the sale of IVIG antibodies at the remaining four donor centers. The Company also has a long-term supply contract with Abbott Laboratories ("Abbott") for the provision of clinical diagnostic antibodies. These long-term contracts generally provide for annual pricing renegotiations. Most of the Company's other sales are made pursuant to annual purchase orders. Under the purchase orders and the long-term contracts referred to above, once established, the pricing remains fixed for the year. As a result, the Company may be adversely affected if its costs of collecting and selling its products rise during a given year because the Company may not be able to pass on the increased costs until the next annual pricing, if at all. There can be no assurance that these contracts will not be terminated or that any such customer will not reduce its supply requirements pursuant to the provisions therefor in such agreements.

Stringent Regulation

     The Company's collection, storage, labeling, testing and distribution activities are subject to strict regulation and licensing by the U.S. Food and Drug Administration (the "FDA"). In addition, the Company's facilities in the United States and abroad are subject to periodic inspection by the FDA. There has been an increasing level of regulatory scrutiny in the industry by the FDA resulting in more detailed and frequent inspections, and a greater number of observations cited per inspection, deficiency notices and warning letters. Failure to correct any deficiencies or to otherwise comply with applicable laws or regulations could subject the Company to enforcement action, including product seizures, recalls, center or facility closure, license revocations and civil and criminal penalties, any one or more of which could have a material adverse effect on the Company's business.
Changes in existing federal, state or foreign laws or regulations could also have an adverse affect on the Company's business.

     The Company is also subject to numerous industry- and customer-mandated standards. Industry trade organizations, such as the American Blood Resources Association ("ABRA"), and the Company's customers continually evaluate their practices and procedures regarding new information or public concerns over blood safety and diseases which may be transmitted from donors through their blood or blood components. Based upon such evaluation, a certain portion of the population may be prohibited from donating in the future, or certain new testing and screening procedures may be required to be performed with respect to certain donors. One specific concern currently facing the industry is Creutzfeld-Jakob disease ("CJD"), a fatal disease occurring sporadically in the world at an incidence of about one per million population per year and which has been reportedly linked in some cases to bovine spongiform encephalopathy, also know as "mad cow disease". While no acceptable testing or screening procedure currently exists to detect CJD, it has generally been found to have a higher incidence in the older population. In response to this concern, effective in April 1997 and with respect to certain products, one of the Company's customers ceased accepting antibodies collected from donors over the age of 59. Another standard voluntarily accepted by the industry which was adopted effective July 1, 1997 relates to the acceptance of new donors. In an effort to further minimize the potential that infected plasma could enter the manufacturing process undetected, all new (i.e., first-time) donors' plasma is excluded from further manufacture until a negative set of test results is also obtained on a second donation within six months, essentially precluding one-time donations. Although the Company does not believe that the loss of donors resulting from these new standards is likely to have a material impact on its current operating results, there is no assurance that the long-term impact of these requirements, or the imposition of other measures will not have a material adverse effect on future operations.

     One of the Company's strategies is to expand the collection of specialty antibodies at certain of the Company's acquired non-specialty donor centers at which primarily IVIG antibodies are currently collected. Before new donor centers are opened or new specialty antibodies are collected at an existing center, the centers, products, procedures and personnel must meet certain regulatory standards to obtain necessary licenses and approvals. In addition, the production and marketing of the Company's antibody products and its ongoing product development activities in such products are subject to extensive regulation by the FDA. The product approval process for new products typically takes several years and involves considerable cost. The Company is currently FDA approved to hyperimmunize donors for anti-D at 25 of its 44 non-specialty donor centers, one of which is licensed to ship such product. While the Company is seeking approval to commence shipping at the remaining 24 centers, there can be no assurance that such, or other, approvals or licenses sought by the Company will be granted or that FDA reviews will not involve delays adversely affecting the marketing and sale of the Company's product.

     Laws and regulations with similar substantive and enforcement provisions are also in effect in many states and foreign countries where the Company does business. Any change in existing federal, state or foreign laws or regulations, or in the interpretation or enforcement thereof, or the promulgation of any additional laws or regulations could have an adverse effect on the Company's business.

Foreign Restrictions on Importation of Blood Derivatives

     Sales outside the United States in 1994, 1995 and 1996 represented approximately 31%, 32% and 32%, respectively, of the Company's net sales for those years. Foreign sales primarily are to European customers. Export sales from the United States were $5.3 million, $11.6 million and $14.0 million during 1994, 1995 and 1996, respectively. Concern over blood safety has led to movements in a number of European and other countries to restrict the importation of blood and blood derivatives, including antibodies, collected outside the countries' borders or, in the case of certain European countries, outside Europe. To date, these efforts have not led to any meaningful restriction on the importation of blood and blood derivatives and have not adversely affected the Company. Such restrictions, however, continue to be debated and there can be no assurance that such restrictions will not be imposed in the future. If imposed, such restrictions could have a material adverse effect on the demand for the Company's products.

Restrictions on Antibody Supply and Demand

     The Company believes that there are a number of factors increasing the demand for antibody-based products. For example, in the treatment of certain diseases such as rabies and Rh incompatibility in newborns, antibody-based products remain the only generally accepted treatment or prevention for such diseases. In addition, medical and scientific advances are increasing the demand for antibodies for new and improved therapies, such as the March 1995 approval of anti-D to treat Idiopathic Thrombocytopenic Purpura (a platelet-destroying disease common among AIDS patients).

     The supply of antibodies for certain therapeutic and diagnostic products has been impacted in recent years by reductions in the potential donor population. Concern over the safety of blood products, including plasma, has resulted in the adoption of more rigorous screening procedures by regulatory authorities and manufacturers of plasma-based products. These procedures, which include a more extensive investigation into a donor's background and new tests to detect the presence of HIV, hepatitis viruses and other disease-causing organisms, have disqualified numerous potential donors and discouraged other donors who may be reluctant to undergo the screening procedures. Supply has also decreased as the potential donor population with certain specialty antibodies, particularly anti-D, has aged and been lost to attrition. New age and other donor restrictions imposed by customers and the industry may also reduce the supply in the future. Future changes in government regulation relating to the collection and use of plasma or any negative public perception about the plasma collection process could further adversely affect the number and type of available donors and, consequently, the overall plasma supply. Future fluctuations in the demand for or supply of plasma could adversely affect the Company. See "-Stringent Regulation," "-Foreign Restrictions on Importation of Blood Derivatives" and "- Competition; Technological Change".

                                        Page 6
Reliance on Few Products

     The Company's top two products (antibodies for IVIG and anti-D) accounted for approximately 35% and 32%, respectively, of the Company's net sales in 1996. Loss of either major product line or a material reduction in worldwide demand for such product line could have a material adverse effect on the Company.

Acquisition Strategy and Related Capital Requirements

     To take advantage of the consolidation trend in the industry and expand its product and service portfolio, a significant component of the Company's strategy has and continues to include growth through acquisitions. The Company is subject to various risks associated with an acquisition growth strategy, including the risk that the Company will be unable to identify and recruit suitable acquisition candidates in the future or to integrate and manage them or that any acquisition will ultimately be profitable. In addition, increasing competition may increase purchase prices for acquisitions to levels that exceed the Company's financial resources or that reduce economic return to the Company. The Company's expansion strategy may also require significant capital resources, and the Company expects to use cash, bank borrowings and securities, including convertible indebtedness and Common Stock, as the principal consideration for future acquisitions. Capital is needed not only for acquisitions, but also for the effective integration, operation and expansion of such businesses. In the event that the Common Stock does not maintain a sufficient valuation or potential acquisition candidates are unwilling to accept Common Stock as consideration, the Company will be required to use more cash resources or use other securities as consideration. Although the Company's $20 million bank credit facility provides up to $15 million for acquisition financing, none of which is currently outstanding, the Company may need to raise capital through the issuance of other long-term or short-term indebtedness or the issuance of its securities in private or public transactions, which could result in dilution of existing equity positions, increased interest and amortization expense or decreased income to fund future expansion. There can be no assurance that acceptable financing for future acquisitions or for the integration and expansion of existing business can be obtained.

     A significant factor in the Company's recent growth is attributable to the acquisition of donor centers, 49 of which have been completed since the end of 1993. Should the Company be unable to locate, purchase and successfully incorporate additional candidates as mentioned above, it is unlikely the Company would be able to continue to grow at its historical rate solely through internal sources, which could adversely affect the market valuation of the Common Stock.

Competition;  Technological Change

     The Company is engaged in the business of providing antibodies, which is a competitive and changing field. Competition for customers depends principally on the ability to provide products of the quality and in the quantity required by customers. The Company competes for donors, primarily on a local level, with donor centers operated by independent commercial plasma collection companies and, in some instances, by customers of the Company. Certain of the Company's specialty antibody products are derived from donors with rare antibody characteristics, resulting in increased competition for such donors. If the Company is unable to maintain and expand its donor base, its business and future prospects will be adversely affected. Additionally, several companies are attempting to develop and market products to treat diseases based upon technology which would lessen or eliminate the need for antibodies. Such products, if successfully developed and marketed, could adversely affect the demand for certain antibodies. There can be no assurance that competition will not adversely affect the Company.

Dependence on Key Personnel

     The success of the Company's operations is dependent upon the experience and ability of its senior management, Harold J. Tenoso, Ph.D., Terry Dobson, Russell H. Plumb, Charles P. Harrison, Ann Hoppe and Toby Simon, M.D., each of which is a party to an employment agreement with the Company. The Company does not maintain any key-man insurance on its senior management. The loss of any of such persons could have an adverse effect on the Company's business.

Risk of Professional and Product Liability; Availability of Insurance

     To increase the concentration of specialty antibodies it provides, the Company immunizes qualified donors using either commercially available vaccines or a proprietary vaccine developed from the red blood cells selected from certified cell donors. Although the Company believes that it takes the precautions required by applicable regulations to minimize the risks of adverse reaction to a vaccine or the risk of infectious disease transmission via such cells, these risks cannot be entirely eliminated. Despite the precautions taken, in the event of adverse reactions in donors, the Company could be held liable for any damages that result, and such liability could adversely affect the Company.

     The Company's operations also expose it to liability risks that are inherent in the testing, manufacturing and marketing of antibody-based products. The Company currently maintains what it believes is adequate professional, product liability and errors and omissions insurance. There can be no assurance that the coverage limits of such insurance would be adequate to protect the Company against any potential claims, including claims based upon the transmission of infectious disease, or otherwise. In addition, there can be no assurance that the Company will be able to obtain or maintain professional or product liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities.

Dependence Upon Single Source Suppliers

     The Company purchases certain supplies for its operations from single source suppliers. The disruption of existing supply relationships could impair the Company's ability to process, manufacture and test products or cause the Company to incur costs associated with the development of alternative sources. In addition, in some instances FDA approval would be required to replace or substitute a supplier or component used by the Company. Any such disruption could result in delays in obtaining antibodies or making product shipments, which could have a material adverse effect on the Company's financial condition and results of operations.

Risks Associated with International Operations

     The Company generates sales outside the United States and is subject to risks generally associated with international operations. The Company's U.K. operations, which accounted for approximately 18% and 15% of the Company's net sales in 1995 and 1996, respectively, generate net sales and incur expenses in foreign currencies. Accordingly, the Company's financial results from international operations may be affected by fluctuations in currency exchange rates.

Certain Anti-takeover Provisions

     Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws could have the effect of discouraging a third party from pursuing a non-negotiated takeover of the Company and preventing certain changes in control. These provisions include a staggered board, advance notice to the Board of Directors of stockholder proposals and stockholder nominees, limitations on the ability of stockholders to remove directors, call stockholders meetings and act by written consent, the provision that vacancies in the Board of Directors may be filled only by a majority of the remaining directors and the ability of the Board of Directors to issue, without further stockholder approval, preferred stock with rights and privileges which could be senior to the Common Stock. The Company also is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder. These provisions could discourage a third party from pursuing a takeover of the Company at a price considered attractive by many stockholders, since such provisions could have the effect of preventing or delaying a potential acquirer from achieving control of the Company and its Board of Directors.

Volatility of Stock Price

     There has been significant volatility in the market price of securities of healthcare companies and emerging companies generally, and the Company in particular, that often has been unrelated to the operating performance of such companies. The Company believes that factors such as legislative, regulatory and technological developments, failure to meet securities analysts' performance expectations and quarterly variations in financial results could cause the market price of the Common Stock to fluctuate substantially.

                               USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares. All of the proceeds from the sale of the Shares will be received by the Selling Stockholders.

                            SELLING STOCKHOLDERS

     On August 14, 1997, the Company entered into the Purchase Agreement relating to the sale of the Shares being registered hereby in a private placement transaction made in reliance upon the exemption from the registration requirements of the Securities Act, afforded by Section 4(2) thereof. The net proceeds to the Company from the sale of the Shares are expected to be approximately $17.5 million, and will be used for general corporate purposes, including strategic acquisitions and investments. Pursuant to the same transaction, one of the Company's stockholders agreed to sell 250,000 shares of Common Stock; the Company will receive none of the proceeds from such sale.

     The Shares offered pursuant to this Prospectus may be offered from time to time by the Selling Stockholders named below in accordance with the provision under "Plan of Distribution":


                            Shares of                       Common Stock
                           Common Stock                      Benefically
                           Beneficially                      Owned After
                            Owned Prior      To be          the Offering
                              to the        Offered      ------------------
Selling Stockholder          Offering (1)     (2)         Amount    Percent(3)
----------------------     -------------    -------      --------   -------

Franklin Small Cap
  Growth Fund................918,900         150,000      768,900      5.3%
Franklin Equity Fund ........300,000         300,000           --        *
The Kaufmann Fund............697,800          97,800      600,000      4.1
Mentor Growth Fund...........280,850         114,300      166,550      1.1
Wells Capital Management.....202,450          50,000      152,450      1.0
Wasatch Aggressive Equity
  Fund....................... 97,400          97,400           --        *
Sturdy Memorial Hospital
  Retirement Plan............  5,500           5,500           --        *
Field Museum.................  9,700           9,700           --        *
Partners Healthcare Systems.. 11,300          11,300           --        *
Partners Healthcare ERISA.... 11,800          11,800           --        *
Asarco....................... 13,500          13,500           --        *
Charles Schwab Trust Company.  9,800           9,800           --        *
Levitz Furniture.............  4,100           4,100           --        *
Abner Kigman Trust #4........    300             300           --        *
Abner Kingman Trust #5.......    300             300           --        *
National Judicial College....  3,900           3,900           --        *
First Security Bank, N.A.....  8,400           8,400           --        *
M.J. Murdock.................  6,200           6,200           --        *
Teachers Union of Illinios
  Retirement Fund............ 15,100           5,700        9,400        *
University of Florida
  Foundation.................  7,000           7,000           --        *
Montgomery Ward.............. 10,000          10,000           --        *
Loral Corp.-McStay Small Cap. 18,000          18,000           --        *
Peabody Holding Co...........  6,000           6,000           --        *
ACF/CRF Joint Fund...........  9,000           9,000           --        *
----------------

*    Less than 1%

(1)  Based on information furnished to the Company by each Selling
Stockholder.
(2) Assumes the sale by such Selling Stockholder of all shares of Common Stock covered by this Prospectus.
(3) Shares beneficially owned expressed as a percentage of the shares of the Common Stock outstanding as of August 12, 1997.

                            PLAN OF DISTRIBUTION

     Any or all of the Shares may be sold from time to time to purchasers directly by the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom they may act as agents. The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of the Shares may be deemed to be underwriters under the Securities Act, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commission under the Securities Act. The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The distribution of the Shares by the Selling Stockholders may be effected in one or more transactions that may take place on the Nasdaq Stock Market, including ordinary brokers' transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, discounts and commissions may be paid by the Selling Stockholders in connection with such sales of securities.

     At the time a particular offer of the Shares is made, to the extent required, a supplement to this Prospectus will be distributed (or, if required, a post-effective amendment to the Registration Statement of which this Prospectus is a part will be filed) which will identify the specific Shares being offered and set forth the aggregate amount of Shares being offered, the purchase price and the terms of the offering, including the name or names of the Selling Stockholders and of any underwriters, dealer or agents, the purchase price paid by any underwriter for Shares purchased from the Selling Stockholders, and discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commission or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. In addition, an underwritten offering will require clearance by the National Association of Securities Dealers, Inc. of the underwriter's compensation arrangements. The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Shares offered hereby. All of the filing fees and other expenses of this Registration Statement will be borne in full by the Company, other than any underwriting fees, discounts and commissions relating to this Offering.

     In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares registered hereunder in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell shares short and redeliver the Shares registered hereunder to close out short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this Prospectus. The Selling Stockholders may also loan or pledge the Shares registered hereunder to a broker-dealer and the broker-dealer may sell the Shares so loaned or upon a default the broker-dealer may effect sales of the pledged Shares pursuant to this Prospectus. As of the date of this Prospectus, to the Company's knowledge, there are no selling arrangements between any Selling Stockholder and any broker-dealer.

     Pursuant to the Purchase Agreement, the Company has filed the Registration Statement, of which this Prospectus forms a part, with respect to the sale of the Shares. The Company has agreed to use its reasonable best efforts to keep the Registration Statement current and effective through the earlier of the sale of all of the Shares or two years following the effective date of the Registration Statement.

     In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and obtained.

     In addition to sales pursuant to the Registration Statement of which this Prospectus forms a part, the Shares may be sold in accordance with Rule 144.

                                Legal Matters

     Certain legal matters will be passed upon for the Company by Shereff, Friedman, Hoffman & Goodman, LLP, New York, New York.

                                   Experts

     The Consolidated Financial Statements of the Company included in the Company's Annual Report on Form 10-K for the year ended December 29, 1996 incorporated by reference herein and the Combined Financial Statements of The Nations Group as of and for the year ended December 31, 1996 included in the Company's Current Report on Form 8-K, as amended on May 2, 1997, incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

              Incorporation of Certain Information by Reference

     The following documents, which have been filed by the Company with the Commission, are incorporated in this Prospectus by reference and shall be deemed part hereof:

(a)  Annual Report on Form 10-K for the year ended December 29, 1996;

(b) Quarterly Reports on Form 10-Q for the quarters ended March 30, 1997 and June 29, 1997;

(c) The description of the Common Stock appearing in the Company's Registration Statement on Form 8-A filed with the Commission under the Exchange Act;

(d) Current Report on Form 8-K filed on March 21, 1997 (as amended by Form 8-K/A filed on May 2, 1997);

(e)  Current Report on Form 8-K filed on August 19, 1997; and

(f) Proxy Statement dated April 21, 1997 relating to the 1997 Annual Meeting of Stockholders.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus, in a supplement to this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed supplement to this Prospectus or in any document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such copies should be directed to Serologicals Corporation, 780 Park North Boulevard, Suite 110, Clarkston, Georgia 30021,
Attention:  Investor Relations (telephone number:  404-296-5595).

=============================================================================
  No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Pro-spectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.


                               --------------
TABLE OF CONTENTS

                                                                    Page
                                                                    ----

       Available Information                                         2

       The Company                                                   4

       Risk Factors                                                  5

       Use of Proceeds                                               9

       Selling Stockholders                                          9

       Plan of Distribution                                         10

       Legal Matters                                                10

       Experts                                                      11

       Incorporation of Certain Information by Reference            12

=============================================================================
                               950,000 Shares

                                   [LOGO]

                                Common Stock




                             -------------------

                             P R O S P E C T U S

                               __________, 1997
                             -------------------




                                   PART II
                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The expenses incurred by the Company in connection with this Offering are:

SEC Registration fee                              $ 5,775
NASDAQ listing fee                                 17,500
Accounting fees and expenses*                       5,000
Legal fees and expenses*                            5,000
Printing costs*                                     1,000
Blue sky fees and expenses*                             0
Transfer agent's fees                                   0
                                                  -------
	Total                                            $34,275
                                                  =======


---------
* Estimated

Item 15.  Indemnification of Directors and Officers.

     The indemnification of officers and directors of the Company is governed by Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") and the Amended and Restated Certificate of Incorporation. Among other things, the DGCL permits indemnification of a director, officer, employee or agent in civil, criminal, administrative or investigative actions, suits or proceedings (other than an action by or in the right of the corporation) to which such person is a party or is threatened to be made a party by reason of the fact of such relationship with the corporation or the fact that such person is or was serving in a similar capacity with another entity at the request of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. No indemnification may be made in any such suit to any person adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability, such person is under all circumstances, fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Under the DGCL, to the extent that a director, officer, employee or agent is successful, on the merits or otherwise, in the defense of any action, suit or proceeding or any claim, issue or matter therein (whether or not the suit is brought by or in the right of the corporation), he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him. In all cases in which indemnification is permitted (unless ordered by a court), it may be made by the corporation only as authorized in the specific case upon a determination that the applicable standard of conduct has been met by the party to be indemnified. The determination must be made by a majority vote of a quorum consisting of the directors who were not parties to the action or, if such a quorum is not obtainable, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders. The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of a final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. The DGCL provides that indemnification and advances of expenses permitted thereunder are not to be exclusive of any rights to which those seeking indemnification or advancement of expenses may be entitled under any By-law, agreement, vote of stockholders or disinterested directors, or otherwise. The DGCL also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

     The Amended and Restated Certificate of Incorporation of the Company (the "Certificate") provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or
(iv) for any transaction from which the director derived an improper personal benefit.

     In addition, the Certificate provides that directors, officers and others shall be indemnified to the fullest extent authorized by the DGCL, as in effect (or, to the extent indemnification is broadened, as it may be amended), against any and all expense, liability and loss (including settlement) reasonably incurred or suffered by such person in connection with such service. The Certificate further provides that, to the extent permitted by law, expenses so incurred by any such person in defending any such proceeding shall, at his request, be paid by the Company in advance of the final disposition of such action or proceeding.

     The Certificate provides that the right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition shall not be exclusive of any other right which any person may have or acquire under any law, provision of the By-laws or otherwise.

     Pursuant to indemnification agreements with certain of its executive officers and directors, the Company has agreed to indemnify such executive officers (including their respective heirs, executors and administrators) to the fullest extent permitted by the DGCL against all expenses and liabilities reasonably incurred in connection with or arising out of any action, suit or proceeding in which such executive officer or director may be involved by reason of having been a director or officer of the Company or any subsidiary thereof.

     The Company maintains directors and officers liability and company reimbursement insurance which, among other things (i) provides for payment on behalf of its officers and directors against loss as defined in the policy stemming from acts committed by directors and officers in their capacity as such and (ii) provides for payment on behalf of the Company against such loss but only when the Company shall be required or permitted to indemnify directors or officers for such loss pursuant to statutory or common law or pursuant to duly effective certificate of incorporation or by-law provisions.

Item 16.  Exhibits

4.1 Specimen Common Stock Certificate. (Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (File No. 33-91176), effective June 14, 1995, is hereby incorporated by reference)

5.1 Opinion of Shereff, Friedman, Hoffman & Goodman, LLP regarding legality of shares being issued *

23.1   Consent of Arthur Andersen LLP.*

23.2   Consent of Arthur Andersen LLP*

23.3   Consent of Shereff, Friedman, Hoffman & Goodman, LLP (contained in
       Exhibit 5.1).*

* Filed herewith


Item 17.  Undertakings.

     (a)     Indemnification

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (b)     The Registrant hereby undertakes:

     (1) To file, during any period in which any offers or sales are being made, a post effective amendment to the registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any other material change to such information in the registration statement.

             Provided, however, that paragraphs (b)(1)(i) and (b)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That for the purposes of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities which are being registered which remain unsold at the termination of the offering.

     (4) That for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                 SIGNATURES


     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Serologicals Corporation has duly caused this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized on August 26, 1997.


                                 SEROLOGICALS CORPORATION
                                (Registrant)





                                  /s/ Harold J. Tenoso, Ph.D.
                                  ---------------------------
                                  By:  Harold J. Tenoso, Ph.D.
                                  President, Chief Executive Officer
                                  and Director

                              POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned whose signature appears below constitutes and appoints Harold J. Tenoso, Ph.D. and Russell H. Plumb, and each of them (with full power of each of them to act alone), his true and lawful attorneys-in-fact, with full power of substitution and resubstitution for him and on his behalf, and in his name, place and stead, in any and all capacities to execute and sign any and all amendments to this Registration Statement, and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof and the Registrant hereby confers like authority on its behalf.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-3 has been signed below by the following persons on behalf of Serologicals Corporation and in the capacities indicated on August 26, 1997:


            Signature                                  Title
--------------------------------        -------------------------------------
/s/ Harold J. Tenoso, Ph. D.            President,  (Chief Executive Officer)
--------------------------------        and Director
Harold J. Tenoso, Ph. D.


/s/ Russell H. Plumb                    Vice President/Chief Financial
--------------------------------        Officer (Principal Financial
Russell H. Plumb                        and Accounting Officer)


/s/ Samuel A. Penninger, Jr.            Chairman of the Board of Directors
--------------------------------
/s/ Samuel A. Penninger, Jr.


/s/ James L. Currie                     Director
--------------------------------
James L. Currie


/s/ George M. Shaw, MD., Ph.D.          Director
--------------------------------
George M. Shaw, MD., Ph.D.


/s/ Lawrence E. Tilton                  Director
--------------------------------
Lawrence E. Tilton


/s/ Matthew C. Weisman                  Director
--------------------------------
Matthew C. Weisman